

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-mail</u>
Anita Soni
Director Finance
Mahanagar Telephone Nigam Limited
12th Floor
Jeevan Bharati Building, Tower-1
124 Connaught Circus, New Delhi 110001
India

>   **Re: Mahanagar Telephone Nigam Limited**
>   **Form 20-F for Fiscal Year Ended March 31, 2011**
>   **Filed September 29, 2011**
>   **File No. 333-13944**

Dear Ms. Soni:

We have reviewed your response letter dated May 11, 2012 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2011

Item 3D. Risk Factors, page 6

1.   We acknowledge your response to comment four to our letter dated March 20, 2012. In future filings consider disclosing the risks associated with your auditors, P. Parikh, related to the review findings contained in the PCAOB inspection report dated December 23, 2010. We note the firm's response to the PCAOB inspection report identifies Mahanagar as the issuer client. The report may be found at http://pcaobus.org/Inspections/Reports/Documents/2010_P_Parikh_Associates_India.pdf.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551- 3257 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director